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               [LETTERHEAD OF KAPLAN GOTTBETTER & LEVENSON, LLP]


July 21, 1999


VIA FACSIMILE & EDGAR
---------------------

Mr. Terry Hatfield
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, DC 20549

     Re:  Harmony Trading Corp.
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Dear Mr. Hatfield:

     On behalf of Harmony Trading Corp. (the "Registrant"), we respectfully request the withdrawal, without prejudice, of the Registrant's Form 10-SB which was filed with the Securities and Exchange Commission on June 29, 1999. The filing is being withdrawn because the Form 10-SB contains incorrect financial statements.

     The Registrant intends to resubmit its Form 10-SB with the correct financial statements very shortly.

     Please contact the undersigned if you require any additional information.

Very truly yours,

KAPLAN GOTTBETTER & LEVENSON, LLP


/s/ Susan M. Cohen
Susan M. Cohen
SMC/mxh